Exhibit 4.3
August 10, 2005
Dear employee/former employee,
     We refer to the Amended and Restated Employee Stockholders Agreement by and among Endo Pharmaceuticals Holdings Inc. (the “Company”), Kelso Investment Associates V, L.P. (together with Kelso Equity Partners V, L.P., “Kelso”), Endo Pharma LLC (“Endo LLC”) and the stockholders of the Company party thereto (the “Employee Stockholders”), dated as of July 14, 2000, as amended and restated on June 5, 2003, and as amended on June 28, 2004 (the “Employee Stockholders Agreement”). All capitalized terms used herein, and not otherwise defined, shall have the meanings assigned to them in the Employee Stockholders Agreement.
     Pursuant to Section 7.5 of the Employee Stockholders Agreement, the Employee Stockholders Agreement may be amended by Employee Stockholders owning a majority of the outstanding shares of Common Stock then owned by all Employee Stockholders. By executing this letter agreement, you hereby agree to Amendment 2 to the Employee Stockholders Agreement, in the form set forth as Annex A hereto.
     Pursuant to Section 7.5 of the Employee Stockholders Agreement, Endo LLC may, at any time in its sole discretion, release all or a portion of any Employee Stockholder’s shares of Common Stock from the Employee Stockholders Agreement, and upon such release, such Employee Stockholder will no longer be entitled to the benefits under the Employee Stockholders Agreement with respect to such shares of Common Stock. Subject to and upon the effectiveness of this letter agreement and subject to your execution of this letter agreement and Amendment 2 to the Employee Stockholders Agreement, in the form set forth as Annex A hereto, Endo LLC hereby releases you from the Employee Stockholders Agreement.
     Effective upon your release from the Employee Stockholders Agreement, you hereby acknowledge that you will no longer be entitled to any benefits under the Employee Stockholders Agreement with respect to shares of Common Stock owned by you now or in the future, including shares of Common Stock (i) to be received to you upon exercise of stock options under the Amended and Restated 1997 Employee Stock Option Plan and the Amended and Restated 2000 Supplemental Employee Stock Option Plan (collectively, the “Option Plans”), and (ii) acquired by you pursuant to the 1997 Employee Stock Purchase Plan.

     Effective on October 24, 2005, upon your release from the Employee Stockholders Agreement, and payment of all applicable taxes, you will no longer be bound by the restrictions on transfer of shares of Common Stock set forth in Article I of the Employee Stockholders Agreement. To provide for an orderly sale of shares of Common Stock, you hereby agree that, beginning on October 24, 2005 (or such earlier date as the Company may inform you) until January 1, 2006, you will not sell more than 10% of your shares of Common Stock on any single day and you will not sell more than an aggregate of 25% of your shares in any calendar week. The references to “your shares” in the preceding sentence mean the number of shares of Common Stock set forth on the signature page hereto. After January 1, 2006, you will no longer be bound by the above volume restrictions. Shares of Common Stock issuable upon exercise of stock options under the Endo Pharmaceuticals Holdings Inc. 2004 Stock Incentive Plan and the Endo Pharmaceuticals Holdings Inc. 2000 Stock Incentive Plan will not be subject to the restrictions on sale set forth in this paragraph. You hereby acknowledge that all sales of shares of Common Stock by you will be made in compliance with the Company’s insider trading policy (if applicable), which is available on the Company’s intranet site, and all applicable federal and state securities laws.
     In connection with your release from the Employee Stockholders Agreement, you hereby waive any and all rights you may have now or in the future under Section 5.6(d) of the Employee Stockholders Agreement and Schedule 1 thereto with respect to the registration of shares of Common Stock on the Registration Statement on Form S-3, as amended, filed by the Company with the Securities and Exchange Commission on April 30, 2004 relating to the sale of up to 30,000,000 shares of Common Stock by Endo LLC and the other selling shareholders for whom shares were reserved therein (the “Shelf Registration Statement”). To the extent you elected to participate as a selling shareholder in the Shelf Registration Statement, you hereby (i) consent to (a) be removed as a selling shareholder; (b) have the shares reserved for sale by you reallocated to any of the other selling shareholders named therein; and (c) to have any increase pursuant to Rule 462(b) of the Act in the number of shares registered under the Shelf Registration Statement allocated to any of the other selling shareholders named therein; and (ii) agree to take such actions as may be requested by the Company to terminate the custody arrangements made in June 2004 in connection with the Shelf Registration Statement, and to withdraw your shares from any such arrangements, including executing the termination of custody agreement and power of attorney, in the form set forth as Annex B hereto. In addition, you hereby waive any and all rights you may have now or in the future with respect to the registration of shares of Common Stock under the Securities Act of 1933, including any rights you may have pursuant to Article V of the Employee Stockholders Agreement, and any rights you may have pursuant to the Registration Rights Agreement by and between the Company and Endo LLC, dated as of July 17, 2000, as amended as of June 30, 2003 or the Shelf Registration Agreement by and between the Company and Endo LLC, dated as of April 30, 2004, as amended as of June 10, 2004.

     This letter agreement will become effective for all Employee Stockholders who have executed it, upon its execution by the Company, Endo LLC, Kelso and Employee Stockholders owning a majority of the outstanding shares of Common Stock then owned by all Employee Stockholders. We will inform you when this letter agreement is effective by a further communication.
     Please acknowledge your agreement with the foregoing by signing and dating below.

Yours truly, ENDO PHARMACEUTICALS HOLDINGS INC.
By:	/s/ Jeffrey R. Black
Name: Jeffrey R. Black
Title: Chief Financial Officer

ENDO PHARMA LLC
By:	/s/ Jeffrey R. Black
Name: Jeffrey R. Black
Title: Chief Financial Officer

KELSO INVESTMENT ASSOCIATES V, L.P. By: Kelso Partners V, L.P., General Partner
By:	/s/ David I. Wahrhaftig
Name:
Title:

AGREED TO AND ACKNOWLEDGED BY:

/s/ [Employee Stockholder]
Total number of shares of Common Stock: __________________

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